UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	**None**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)

(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ________ Form 40-F ✓

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ________ No ✓

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.333-13456) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: March 1, 2002

By: ______________________

Blaine G. Melnyk
Corporate Secretary &
Associate General Counsel

EXHIBIT INDEX

1. Press Release dated February 4, 2002.

NEWS RELEASE

Enbridge to acquire natural gas gathering and processing facilities in Northeast Texas

CALGARY, Alberta, Canada, February 4, 2002 – Enbridge Inc. (TSE/NYSE: ENB) has agreed to purchase natural gas gathering and processing facilities in Northeast Texas from Sulphur River Gathering L.P. for US$178 million. The Sulphur River facilities, which currently gather approximately 210 million cubic feet per day (mmcf/d) of natural gas, are contiguous with assets in East Texas recently acquired by Enbridge Energy Partners (NYSE:EEP). The acquisition increases the portfolio of assets available to Enbridge for potential sale to the Partnership in 2002.

"This acquisition furthers our objective to increase Enbridge's North American footprint," said Dan C. Tutcher, Group Vice President, Energy Transportation South, Enbridge Inc. "The Sulphur River facilities are highly complementary with our existing asset base in the Gulf Coast region and provide another link in our strategy to increase the scale and scope of our U.S. operations. Since the acquisition of Midcoast Energy Resources in May of 2001, we have been actively pursuing opportunities that will position us for profitable growth."

The Sulphur River facilities include 1,100 miles of natural gas gathering pipelines, six gas treating plants with an elemental sulphur capacity of more than 900 long tons per day, three gas processing plants with a capacity of 245 mmcfd, and two nitrogen rejection plants with a capacity of 75 mmcfd.

The acquisition is expected to close in early March, subject to customary regulatory approvals, and the Sulphur River facilities will become a part of Enbridge's Houston-based Transportation South business group.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world's longest crude oil and liquids transportation system. The Company also is involved in international energy projects and has a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada's largest natural gas distribution company, which provides distribution services in Ontario, Quebec and New York State; and is developing a gas distribution system for the province of New Brunswick. The Company employs approximately 6,000 people, primarily in Canada, the U.S. and South America. Enbridge common shares trade on The Toronto Stock Exchange in Canada and on The New York Stock Exchange in the U.S., under the symbol ENB. Information about Enbridge is available on the Company's web site at www.enbridge.com.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

Investor Relations Contact:
Enbridge Inc.
Al Monaco
(403) 231-3973
E-mail: al.monaco@corp.enbridge.com

Media Contact:
Jim Rennie
Telephone: (403) 231-3931
Facsimile: (403) 231-5989
Email: jim.rennie@corp.enbridge.com